UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No.  70-6802
Report Date:  July 1, 1999 through September 30, 1999


In the matter of:
Central and South West Services, Inc.



I.  CONSTRUCTION AND FUEL PROJECTS
Central and South West Corporation (CSW) is a public utility holding company with four electric operating subsidiaries: Central Power and Light Company
(CPL); Public Service Company of Oklahoma (PSO); Southwestern Electric Power Company (SWP) and West Texas Utilities Company (WTU). Central and South West Services, Inc. (CSWS) performs at cost, accounting, engineering, tax, legal, financial, marketing, fuel planning, electronic data processing, centralized economic dispatching of electric power and other services for CSW and its subsidiaries. CSWS is required to file quarterly reports concerning: (a) description of activities for each construction project; (b) method of accounting for each project; (c) information on fuel projects and (d) information on the project billing allocations.

(A)  METHOD OF ACCOUNTING

The cost of materials, labor, outside services and other expenditures directly attributable to construction of the jointly-owned projects are paid by CSWS and SWP as agents for the participating companies. Controlled-disbursement bank accounts for each project and the CSW money pool facilitate funding of construction checks. Each company must provide financing for its share of the construction costs.

A summary statement of activity is provided monthly by CSWS and SWP to the participating companies. A series of service ID's and account numbers enables the participating companies to record their respective ownership shares of construction work in progress, retentions payable, accrued sales tax, vendor accounts payable and cash paid.

B)  CONSTRUCTION ACTIVITIES

COLETO CREEK UNIT  #2
This project has been suspended. Accordingly, no new construction or engineering activities occurred on this project during the quarter. CSWS is continuing to provide contract administration, including contract suspension costs, and maintenance of environmental permits during the project's dormant period. No costs were incurred this quarter.

WALKER COUNTY UNIT #1

This project has been suspended. Accordingly, no new construction or engineering activities occurred on this project during the quarter. No costs were incurred this quarter.


EXPENDITURES BY PROJECT :
(thousands)
                                             COLETO                WALKER
                                             CREEK                 COUNTY
QUARTER ENDED September 30, 1999

CPL                                           $ --                  $ --

PSO                                             --                    --

SWP                                             --                    --

WTU                                             --                    --

TOTAL                                         $ --                  $ --


EXPENDITURES BY PROJECT :
(thousands)

                                            COLETO                WALKER
                                             CREEK                COUNTY
NINE  MONTHS ENDED September 30, 1999

CPL                                          $ --                  $ --

PSO                                            --                    --

SWP                                            --                    --

WTU                                            --                    --

TOTAL                                        $ --                  $ --


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


(C)  FUEL PROJECTS

SOUTH HALLSVILLE: Work on this project consisted of overseeing the contract miner's reclamation activities. Land and lignite lease maintenance comprised the majority of the work on this project.

DOLET HILLS: Land and lignite lease maintenance as well as advance royalty payments comprised the majority of the work on this project. The property is now in production and advanced royalty payments are being recouped.


 (D)  BASIS FOR PROJECT BILLING ALLOCATIONS

SWP PROJECTS:

                                           SOUTH             DOLET
OWNERSHIP PERCENTAGE                    HALLSVILLE           HILLS

SWP                                       85.936%           46.094%

NON-AFFILIATED ENTITIES                   14.064%           53.906%

TOTAL                                    100.000%          100.000%

The South Hallsville project and the Dolet Hills project are in the production stage.


ADMINISTRATIVE AND GENERAL ACTIVITIES:

Administrative and general activities included continuing maintenance of a Land Management System. Expenditures for these activities, along with legal, accounting, procurement, employee relations, treasury and information services were $ 9,619 for the third quarter.


EXPENDITURES BY PROJECT:
(thousands)

QUARTER ENDED               SOUTH        DOLET
SEPTEMBER 30, 1999        HALLSVILLE     HILLS
                             (1)          (1)

CPL                          $ --         $ --

PSO                            --           --

SWP                           578          ( 6)

WTU                            --           --

TOTAL                       $ 578         $( 6)

(1) Excludes non-affiliated interests in these projects.


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


NINE MONTHS ENDED           SOUTH        DOLET
SEPTEMBER 30, 1999        HALLSVILLE     HILLS
                             (1)          (1)

CPL                          $ --         $ --

PSO                            --           --

SWP                         1,383          562

WTU                            --           --

TOTAL                      $1,383         $562

(1) Excludes non-affiliated interests in these projects.




                              QUARTER ENDED          NINE MONTHS ENDED
                              SEPTEMBER 30, 1999     SEPTEMBER 30, 1999
                               BUDGET      ACTUAL      BUDGET      ACTUAL

SOUTH HALLSVILLE  (1)         $ 1,673       $ 578     $ 5,570      $1,383

DOLET HILLS (1)                   151        ( 6)       1,085         562

TOTAL                         $ 1,824       $ 572     $ 6,655     $ 1,945

(1) Excludes non-affiliated interests in these projects.


                                      SINCE
CUMULATIVE  EXPENDITURES              JANUARY 1, 1984
(thousands)

SOUTH HALLSVILLE (1)                    $ 33,585

DOLET HILLS (1)                           11,961

ABANDONED PROJECTS                        24,101

TOTAL                                   $ 69,647

(1) Excludes non-affiliated interests in these projects.
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


II.  FUEL PRODUCTION ACTIVITIES


                                                   CONTRACT
                             TOTAL       TOTAL      MINER'S      TOTAL
                             TONS        TONS      DELIVERED    COST OF
                           PRODUCED     SHIPPED    COST/TON     FUEL/TON
                                                                 (3)
QUARTER ENDED
SEPTEMBER 30, 1999

SOUTH HALLSVILLE  (1)        940,136     964,310      $10.57      $12.00

DOLET HILLS  (2)             290,972     273,297      $24.67      $26.49


NINE MONTHS ENDED
SEPTEMBER 30, 1999

SOUTH HALLSVILLE  (1)      2,173,920   2,254,339      $12.24      $14.76

DOLET HILLS  (2)             743,852     660,323      $22.42      $24.19

The above amounts exclude non-affiliated interests in these projects.



(1) Lignite reserves are owned and controlled by SWP, Oklahoma Municipal Power Authority (OMPA) and Northeast Texas Electric Cooperative (NTEC) and mined by Sabine Mining Company. All tonnage was delivered to the Henry W. Pirkey Power Plant which is also owned by SWP, OMPA, and NTEC. The total cost of fuel is the sum of the contract miner's delivered cost, lease maintenance and royalty costs, overhead costs and amortization costs.

(2) Lignite reserves are owned and controlled by SWP, Central Louisiana Electric Company, Inc. (CLECO) and OMPA. NTEC acquires its ownership share from SWP once the lignite is delivered to the plant. The lignite is mined by Dolet Hills Mining Venture. All tonnage was delivered to the Dolet Hills Power Plant which is owned by SWP, CLECO, OMPA and NTEC. The total cost of fuel is the sum of the miner's delivered cost, lease maintenance and royalty costs, overhead costs and amortization costs.

(3) The cost per ton is estimated each month and then adjusted to actual cost the following month.



III.  OIL AND GAS ACTIVITIES

CPL incurred no expenditures related to the operation and development of existing leases in south Texas.


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

                                    SIGNATURE



As requested by order of the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935, Central and South West Services, Inc. has duly caused this report to be signed on the 19th day of November, 1999.




                                    By :  /s/ R. Russell Davis
                                    --------------------------
                                          R. Russell Davis
                                          Controller
                                          Central and South West Services, Inc.


2 West 2nd Street
P.O. Box 21928
Tulsa, Oklahoma 74121-1928
Telephone (918) 594-2000


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